                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                 ___________

                                 SCHEDULE 13D
                                (RULE 13d-101)

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (Amendment No._____)(1)




                               WATERLINK, INC.
  -----------------------------------------------------------------------------
                                (Name of Issuer)



                    COMMON STOCK, PAR VALUE $.01 PER SHARE
  -----------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  94155N105
  -----------------------------------------------------------------------------
                                 (CUSIP Number)


       TAB A. KEPLINGER, BRANTLEY VENTURE PARTNERS, 20600 CHAGRIN BLVD.
                   CLEVELAND, OHIO   44122  (216) 283-4800
 -----------------------------------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)


                                JUNE 27, 1997
 -----------------------------------------------------------------------------
           (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box [ ].


        Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

                        (Continued on following pages)


                             (Page 1 of 11 Pages)



______________
        (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


(C) 1996, BOWNE & CO., INC.                         (BULLETIN NO. 171, 10-11-96)

SCHEDULE 13D                               Forms                            7060
--------------------------------------------------------------------------------

 CUSIP NO. 94155N105                              13D                                  PAGE 2 OF 11 PAGES

-----------------------------------------------------------------------------------------------------------
|   1 | NAME OF REPORTING PERSONS                                                                         |
|     | S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS                                               |
|     |                                                                                                   |
|     |  Brantley Capital Corporation                                                                     |
|-----|---------------------------------------------------------------------------------------------------|
|   2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                       (a) [ x ] |
|     |                                                                                         (b) [   ] |
|     |                                                                                                   |
|-----|---------------------------------------------------------------------------------------------------|
|   3 | SEC USE ONLY                                                                                      |
|     |                                                                                                   |
|-----|---------------------------------------------------------------------------------------------------|
|   4 | SOURCE OF FUNDS*                                                                                  |
|     |                                                                                                   |
|     |                                                                                                   |
|     |                                                                                                   |
|     |                                                                                         WC        |
|-----|---------------------------------------------------------------------------------------------------|
|   5 | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT                                 |
|     | TO ITEMS 2(d) OR 2(e)                                                                       [   ] |
|     |                                                                                                   |
|     |                                                                                                   |
|     |                                                                                                   |
|-----|---------------------------------------------------------------------------------------------------|
|   6 | CITIZENSHIP OR PLACE OF ORGANIZATION                                                              |
|     |                                                                                                   |
|     | Maryland, U.S.A.                                                                                  |
|-------------------------------|-------|-----------------------------------------------------------------|
|            NUMBER OF          |     7 |  SOLE VOTING POWER                                              |
|                               |       |                                                                 |
|             SHARES            |       |  Warrants to purchase 26,250 Shares                             |
|                               |-------|-----------------------------------------------------------------|
|          BENEFICIALLY         |     8 |  SHARED VOTING POWER                                            |
|                               |       |                                                                 |
|            OWNED BY           |       |                                                                 |
|                               |-------|-----------------------------------------------------------------|
|              EACH             |     9 |  SOLE DISPOSITIVE POWER                                         |
|                               |       |                                                                 |
|            REPORTING          |       |                                                                 |
|                               |       |  Warrants to purchase 26,250 Shares                             |
|             PERSON            |-------|-----------------------------------------------------------------|
|                               |    10 |  SHARED DISPOSITIVE POWER                                       |
|              WITH             |       |                                                                 |
|                               |       |                                                                 |
|-------------------------------|-------|-----------------------------------------------------------------|
|  11 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                                      |
|     |                                                                                                   |
|     |  Warrants to purchase 26,250 Shares                                                               |
|-----|---------------------------------------------------------------------------------------------------|
|  12 | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN                                    |
|     | SHARES*                                                                                     [ X ] |
|     |                                                                                                   |
|-----|---------------------------------------------------------------------------------------------------|
|  13 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                                                |
|     |                                                                                                   |
|     |             18.25%                                                                                |
|-----|---------------------------------------------------------------------------------------------------|
|  14 | TYPE OF REPORTING PERSON*                                                                         |
|     |                                                                                                   |
|     |                                                                                                IV |
-----------------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


(C) 1996, BOWNE & CO., INC.                         (BULLETIN NO. 171, 10-11-96)

SCHEDULE 13D                               Forms                            7060
--------------------------------------------------------------------------------

 CUSIP NO. 94155N105                              13D                                   PAGE 3 OF 11 PAGES

-----------------------------------------------------------------------------------------------------------
|   1 | NAME OF REPORTING PERSONS                                                                         |
|     | S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS                                               |
|     |                                                                                                   |
|     |  Brantley Venture Partners III                                                                    |
|-----|---------------------------------------------------------------------------------------------------|
|   2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                       (a) [ x ] |
|     |                                                                                         (b) [   ] |
|     |                                                                                                   |
|-----|---------------------------------------------------------------------------------------------------|
|   3 | SEC USE ONLY                                                                                      |
|     |                                                                                                   |
|-----|---------------------------------------------------------------------------------------------------|
|   4 | SOURCE OF FUNDS*                                                                                  |
|     |                                                                                                   |
|     |                                                                                                   |
|     |                                                                                                   |
|     |                                                                                         WC        |
|-----|---------------------------------------------------------------------------------------------------|
|   5 | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT                                 |
|     | TO ITEMS 2(d) OR 2(e)                                                                       [   ] |
|     |                                                                                                   |
|     |                                                                                                   |
|     |                                                                                                   |
|-----|---------------------------------------------------------------------------------------------------|
|   6 | CITIZENSHIP OR PLACE OF ORGANIZATION                                                              |
|     |                                                                                                   |
|     | Delaware, U.S.A.                                                                                  |
|-------------------------------|-------|-----------------------------------------------------------------|
|            NUMBER OF          |     7 |  SOLE VOTING POWER                                              |
|                               |       |                                                                 |
|             SHARES            |       |  2,100,000 (includes options to purchase 100,000 Shares)        |
|                               |-------|-----------------------------------------------------------------|
|          BENEFICIALLY         |     8 |  SHARED VOTING POWER                                            |
|                               |       |                                                                 |
|            OWNED BY           |       |                                                                 |
|                               |-------|-----------------------------------------------------------------|
|              EACH             |     9 |  SOLE DISPOSITIVE POWER                                         |
|                               |       |                                                                 |
|            REPORTING          |       |                                                                 |
|                               |       |  2,100,000 (includes options to purchase 100,000 Shares)        |
|             PERSON            |-------|-----------------------------------------------------------------|
|                               |    10 |  SHARED DISPOSITIVE POWER                                       |
|              WITH             |       |                                                                 |
|                               |       |                                                                 |
|-------------------------------|-------|-----------------------------------------------------------------|
|  11 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                                      |
|     |                                                                                                   |
|     |  2,100,000 (includes options to purchase 100,000 Shares)                                          |
|-----|---------------------------------------------------------------------------------------------------|
|  12 | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN                                    |
|     | SHARES*                                                                                     [ X ] |
|     |                                                                                                   |
|-----|---------------------------------------------------------------------------------------------------|
|  13 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                                                |
|     |                                                                                                   |
|     |               .04%                                                                                |
|-----|---------------------------------------------------------------------------------------------------|
|  14 | TYPE OF REPORTING PERSON*                                                                         |
|     |                                                                                                   |
|     |                                                                                                PN |
-----------------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


(C) 1996, BOWNE & CO., INC.                         (BULLETIN NO. 171, 10-11-96)

SCHEDULE 13D                               Forms                            7060
--------------------------------------------------------------------------------

 CUSIP NO. 94155N105                              13D                                   PAGE 4 OF 11 PAGES

-----------------------------------------------------------------------------------------------------------
|   1 | NAME OF REPORTING PERSONS                                                                         |
|     | S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS                                               |
|     |                                                                                                   |
|     |  Robert P. Pinkas                                                                                 |
|-----|---------------------------------------------------------------------------------------------------|
|   2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                       (a) [ x ] |
|     |                                                                                         (b) [   ] |
|     |                                                                                                   |
|-----|---------------------------------------------------------------------------------------------------|
|   3 | SEC USE ONLY                                                                                      |
|     |                                                                                                   |
|-----|---------------------------------------------------------------------------------------------------|
|   4 | SOURCE OF FUNDS*                                                                                  |
|     |                                                                                                   |
|     |                                                                                                   |
|     |                                                                                                   |
|     |                                                                                         PF        |
|-----|---------------------------------------------------------------------------------------------------|
|   5 | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT                                 |
|     | TO ITEMS 2(d) OR 2(e)                                                                       [   ] |
|     |                                                                                                   |
|     |                                                                                                   |
|     |                                                                                                   |
|-----|---------------------------------------------------------------------------------------------------|
|   6 | CITIZENSHIP OR PLACE OF ORGANIZATION                                                              |
|     |                                                                                                   |
|     |  U.S.A.                                                                                           |
|-------------------------------|-------|-----------------------------------------------------------------|
|            NUMBER OF          |     7 |  SOLE VOTING POWER                                              |
|                               |       |                                                                 |
|             SHARES            |       |  102,000 (includes options to purchase 100,000 Shares)          |
|                               |-------|-----------------------------------------------------------------|
|          BENEFICIALLY         |     8 |  SHARED VOTING POWER                                            |
|                               |       |                                                                 |
|            OWNED BY           |       |                                                                 |
|                               |-------|-----------------------------------------------------------------|
|              EACH             |     9 |  SOLE DISPOSITIVE POWER                                         |
|                               |       |                                                                 |
|            REPORTING          |       |                                                                 |
|                               |       |  102,000 (includes options to purchase 100,000 Shares)          |
|             PERSON            |-------|-----------------------------------------------------------------|
|                               |    10 |  SHARED DISPOSITIVE POWER                                       |
|              WITH             |       |                                                                 |
|                               |       |                                                                 |
|-------------------------------|-------|-----------------------------------------------------------------|
|  11 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                                      |
|     |                                                                                                   |
|     |  102,000 (includes options to purchase 100,000 Shares)                                            |
|-----|---------------------------------------------------------------------------------------------------|
|  12 | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN                                    |
|     | SHARES*                                                                                     [ X ] |
|     |                                                                                                   |
|-----|---------------------------------------------------------------------------------------------------|
|  13 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                                                |
|     |                                                                                                   |
|     |             18.23%                                                                                |
|-----|---------------------------------------------------------------------------------------------------|
|  14 | TYPE OF REPORTING PERSON*                                                                         |
|     |                                                                                                   |
|     |                                                                                                IN |
-----------------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


(C) 1996, BOWNE & CO., INC.                         (BULLETIN NO. 171, 10-11-96)

SCHEDULE 13D                               Forms                            7060
--------------------------------------------------------------------------------

 CUSIP NO. 94155N105                              13D                                   PAGE 5 OF 11 PAGES

-----------------------------------------------------------------------------------------------------------
|   1 | NAME OF REPORTING PERSONS                                                                         |
|     | S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS                                               |
|     |                                                                                                   |
|     |  Michael J. Finn                                                                                  |
|-----|---------------------------------------------------------------------------------------------------|
|   2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                       (a) [ x ] |
|     |                                                                                         (b) [   ] |
|     |                                                                                                   |
|-----|---------------------------------------------------------------------------------------------------|
|   3 | SEC USE ONLY                                                                                      |
|     |                                                                                                   |
|-----|---------------------------------------------------------------------------------------------------|
|   4 | SOURCE OF FUNDS*                                                                                  |
|     |                                                                                                   |
|     |                                                                                                   |
|     |                                                                                                   |
|     |                                                                                         PF        |
|-----|---------------------------------------------------------------------------------------------------|
|   5 | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT                                 |
|     | TO ITEMS 2(d) OR 2(e)                                                                       [   ] |
|     |                                                                                                   |
|     |                                                                                                   |
|     |                                                                                                   |
|-----|---------------------------------------------------------------------------------------------------|
|   6 | CITIZENSHIP OR PLACE OF ORGANIZATION                                                              |
|     |                                                                                                   |
|     |  U.S.A.                                                                                           |
|-------------------------------|-------|-----------------------------------------------------------------|
|            NUMBER OF          |     7 |  SOLE VOTING POWER                                              |
|                               |       |                                                                 |
|             SHARES            |       |  1,000                                                          |
|                               |-------|-----------------------------------------------------------------|
|          BENEFICIALLY         |     8 |  SHARED VOTING POWER                                            |
|                               |       |                                                                 |
|            OWNED BY           |       |                                                                 |
|                               |-------|-----------------------------------------------------------------|
|              EACH             |     9 |  SOLE DISPOSITIVE POWER                                         |
|                               |       |                                                                 |
|            REPORTING          |       |                                                                 |
|                               |       |  1,000                                                          |
|             PERSON            |-------|-----------------------------------------------------------------|
|                               |    10 |  SHARED DISPOSITIVE POWER                                       |
|              WITH             |       |                                                                 |
|                               |       |                                                                 |
|-------------------------------|-------|-----------------------------------------------------------------|
|  11 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                                      |
|     |                                                                                                   |
|     |  1,000                                                                                            |
|-----|---------------------------------------------------------------------------------------------------|
|  12 | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN                                    |
|     | SHARES*                                                                                     [ x ] |
|     |                                                                                                   |
|-----|---------------------------------------------------------------------------------------------------|
|  13 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                                                |
|     |                                                                                                   |
|     |             18.24%                                                                                |
|-----|---------------------------------------------------------------------------------------------------|
|  14 | TYPE OF REPORTING PERSON*                                                                         |
|     |                                                                                                   |
|     |                                                                                                IN |
-----------------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


(C) 1996, BOWNE & CO., INC.                         (BULLETIN NO. 171, 10-11-96)

SCHEDULE 13D                               Forms                            7060
--------------------------------------------------------------------------------

 CUSIP NO. 94155N105                              13D                                   PAGE 6 OF 11 PAGES

-----------------------------------------------------------------------------------------------------------
|   1 | NAME OF REPORTING PERSONS                                                                         |
|     | S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS                                               |
|     |                                                                                                   |
|     |  Paul H. Cascio                                                                                   |
|-----|---------------------------------------------------------------------------------------------------|
|   2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                       (a) [ x ] |
|     |                                                                                         (b) [   ] |
|     |                                                                                                   |
|-----|---------------------------------------------------------------------------------------------------|
|   3 | SEC USE ONLY                                                                                      |
|     |                                                                                                   |
|-----|---------------------------------------------------------------------------------------------------|
|   4 | SOURCE OF FUNDS*                                                                                  |
|     |                                                                                                   |
|     |                                                                                                   |
|     |                                                                                                   |
|     |                                                                                         PF        |
|-----|---------------------------------------------------------------------------------------------------|
|   5 | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT                                 |
|     | TO ITEMS 2(d) OR 2(e)                                                                       [   ] |
|     |                                                                                                   |
|     |                                                                                                   |
|     |                                                                                                   |
|-----|---------------------------------------------------------------------------------------------------|
|   6 | CITIZENSHIP OR PLACE OF ORGANIZATION                                                              |
|     |                                                                                                   |
|     |  U.S.A.                                                                                           |
|-------------------------------|-------|-----------------------------------------------------------------|
|            NUMBER OF          |     7 |  SOLE VOTING POWER                                              |
|                               |       |                                                                 |
|             SHARES            |       |  1,000                                                          |
|                               |-------|-----------------------------------------------------------------|
|          BENEFICIALLY         |     8 |  SHARED VOTING POWER                                            |
|                               |       |                                                                 |
|            OWNED BY           |       |                                                                 |
|                               |-------|-----------------------------------------------------------------|
|              EACH             |     9 |  SOLE DISPOSITIVE POWER                                         |
|                               |       |                                                                 |
|            REPORTING          |       |                                                                 |
|                               |       |  1,000                                                          |
|             PERSON            |-------|-----------------------------------------------------------------|
|                               |    10 |  SHARED DISPOSITIVE POWER                                       |
|              WITH             |       |                                                                 |
|                               |       |                                                                 |
|-------------------------------|-------|-----------------------------------------------------------------|
|  11 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                                      |
|     |                                                                                                   |
|     |  1,000                                                                                            |
|-----|---------------------------------------------------------------------------------------------------|
|  12 | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN                                    |
|     | SHARES*                                                                                     [ X ] |
|     |                                                                                                   |
|-----|---------------------------------------------------------------------------------------------------|
|  13 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                                                |
|     |                                                                                                   |
|     |             18.24%                                                                                |
|-----|---------------------------------------------------------------------------------------------------|
|  14 | TYPE OF REPORTING PERSON*                                                                         |
|     |                                                                                                   |
|     |                                                                                                IN |
-----------------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


(C) 1996, BOWNE & CO., INC.                         (BULLETIN NO. 171, 10-11-96)

Item 1.           Security and Issuer

         This Statement on Schedule 13D (the "Statement") relates to the common stock, par value $.01 per share (the "Shares"), of Waterlink, Inc., a Delaware corporation (the "Company"). The principal offices of the Company are located at 4100 Holiday Street N.W., Suite 201, Canton, Ohio 44718-7532.

Item 2.           Identity and Background

         This Statement is being filed on behalf of Brantley Venture Partners III, L.P., a Delaware limited partnership ("BVP"), Brantley Capital Corporation, a Maryland corporation ("BCC"), Robert P. Pinkas, an individual ("Pinkas"), Michael J. Finn, an individual ("Finn") and Paul H. Cascio, an individual ("Cascio"). BVP was formed to engage in investing in certain venture capital securities for its own account. BCC is a non-diversified closed-end investment company that elected to be regulated as a business development company under the Investment Company Act of 1940, as amended, formed for the purpose of investing in certain private and small cap public companies, in each case, for its own account. Messrs. Pinkas, Finn and Cascio serve as officers and/or directors of BCC and Messrs. Finn and Cascio are general partners of Brantley Venture Management III, L.P., a Delaware limited partnership and the sole general partner of BVP ("BVM"). Mr. Pinkas serves as the sole general partner of Pinkas Family Partners, L.P., a Delaware limited partnership ("PFP") and a general partner of BVM. Messrs. Pinkas, Finn and Cascio are citizens of the United States of America and their principal occupation is managing the affairs and investments of BVP, BCC, BVM and their respective affiliates. The business address for each of BVP, BCC, Pinkas, Finn and Cascio is 20600 Chagrin Boulevard, Suite 1150, Cleveland, Ohio 44122. During the past five years, none of BVP, BCC, BVM, PFP, Pinkas, Finn or Cascio (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or
(ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.           Source and Amount of Funds or Other Consideration

         The aggregate purchase price for the Shares purchased by Messrs. Pinkas, Finn and Cascio was $44,000. All of the funds required for the purchases of Messrs. Pinkas, Finn and Cascio were obtained from their respective personal funds. The aggregate purchase price for the Shares acquired by BVP was $3,400,400, which Shares were issued upon conversion of shares of the Company's Series A, Series B and Series C Preferred Stock, respectively. All of the funds required for the purchases of BVP were obtained from BVP's general funds. The Options (defined below) were granted to

                               Page 7 of 11 Pages

Mr. Pinkas in consideration for his service, on behalf of BVP, as a director of the Company. The Warrants (defined below) were granted to BCC pursuant to a warrant agreement described below, in consideration of its entering into a Note Purchase Agreement and Credit Facility with the Company and several other investors, pursuant to which BCC and such other investors have agreed to purchase subordinated notes of the Company at the Company's request and subject to the conditions contained in the Note Purchase Agreement. Pursuant to the Note Purchase Agreement, upon the issuance of subordinated notes as described therein, the investors and BCC will be entitled to receive additional warrants. No subordinated notes have been issued to BCC as of the date of this Statement. A copy of the Note Purchase Agreement is attached hereto as an Exhibit and is specifically incorporated herein by reference, and the description herein of such agreement is qualified in its entirety by reference thereto.

Item 4.           Purpose of the Transaction

         The Reporting Persons have acquired the Shares, Options and Warrants, as the case may be, for investment purposes. None of the Reporting Persons has any plans or proposals which would relate to, or would result in, any of the matters set forth in items (a) through (j) of Item 4 of Schedule 13D.

Item 5.           Interest in Securities of the Issuer

         (a) BVP owns 2,000,000 Shares as of the date of this Statement, representing approximately 18.21% of the outstanding Shares of the Company, as to which BCC, Pinkas, Finn and Cascio each disclaims any beneficial interest. BVP has a beneficial interest in the 100,000 Options owned by Pinkas and described below, representing approximately 0.90% of the outstanding Shares of the Company, as to which BCC, Pinkas, Finn and Cascio each disclaims any beneficial interest. Pinkas owns 2000 Shares as of the date of this Statement, representing approximately 0.02% of the outstanding Shares of the Company, as to which BVP, BCC, Finn and Cascio each disclaims any beneficial interest. Finn owns 1000 Shares of the Company as of the date of this Statement, representing approximately 0.01% of the outstanding Shares of the Company, as to which BVP, BCC, Pinkas and Cascio each disclaims any beneficial interest. Cascio owns 1000 Shares as of the date of this Statement, representing approximately 0.01% of the outstanding Shares of the Company, as to which BVP, BCC, Pinkas and Finn each disclaims any beneficial interest. The percentages used in the preceding sentences are calculated based upon 10,977,554 outstanding Shares, as reported in the Company's Prospectus, dated June 24, 1997.

         BCC owns warrants to purchase 26,250 Shares at an exercise price of $4.50 per Share (the "Warrants"), representing approximately 0.24% of the outstanding Shares of the Company, as to which BVP, Pinkas, Finn and Cascio each disclaims any beneficial

                               Page 8 of 11 Pages
interest. The percentage used in the preceding sentence is calculated based upon 10,977,554 outstanding Shares, as reported in the Company's Prospectus, dated June 24, 1997. The Warrants may be redeemed at the option of the Company prior to March 6, 2001, upon written notice to BCC as described in the Warrant Agreement. The Warrants were issued on April 18, 1997 pursuant to a Warrant Agreement entered into as of March 6, 1997, a copy of which is attached hereto as an Exhibit and is specifically incorporated herein by reference, and the description herein of such agreement is qualified in its entirety by reference thereto.

         Pinkas owns options to purchase 100,000 Shares at an exercise price of $4.00 per Share (the "Options"), representing approximately 0.90% of the outstanding Shares of the Company, as to which BCC, Pinkas, Finn and Cascio each disclaims any beneficial interest. The percentage used in the preceding sentence is calculated based upon 10,977,554 outstanding Shares, as reported in the Company's Prospectus, dated June 24, 1997. The Options were issued pursuant to the Company's 1995 Stock Option Plan, a copy of which is attached hereto as an Exhibit and is specifically incorporated herein by reference, and the description herein of such agreement is qualified in its entirety by reference thereto.

(b) Each of BVP, Pinkas, Finn and Cascio has the sole power to vote and to dispose of all of the Shares beneficially owned by it or him, other than the Shares represented by the Options, as to which Pinkas will have such power at such time, if ever, as the Options are exercised and the underlying Shares are acquired by Pinkas. BCC will have the sole power to vote and to dispose of all of the Shares represented by the Warrants at such time, if ever, as the Warrants are exercised and the underlying Shares are acquired by BCC.


         (c) On June 27, 1997, Pinkas purchased 2000 Shares in the initial public offering of the Company at a purchase price of $11.00 per Share. On June 27, 1997, Finn purchased 1000 Shares in the initial public offering of the Company at a purchase price of $11.00 per Share. On June 27, 1997, Cascio purchased 1000 Shares in the initial public offering of the Company at a purchase price of $11.00 per Share. Except as set forth above, none of BVP, BCC, Pinkas, Finn or Cascio has effected any transactions in the securities of the Company during the past sixty days.

         (d)  Not applicable.

         (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

         In March 1997, BVP guaranteed through June 1, 1997 up to $2,000,000 of the Company's indebtedness under the its secured

                               Page 9 of 11 Pages
revolving credit facility with Bank of America Illinois in the event that the Company defaulted on its payment obligations thereunder. BVP's guarantee expired on June 1, 1997 and is no longer in effect. Except as described in this Item 6 or elsewhere in this Statement, none of the Reporting Persons has entered into any contracts, arrangements, understandings or relationships with respect to the securities of the Company, including but not limited to the transfer or voting of the securities, finder's fees, joint ventures, options, puts, calls, guarantees of loans, guarantees against losses or the giving or withholding of proxies.

Item 7.           Material to be filed as Exhibits.

                  1. Warrant Agreement, dated as of March 6, 1997, among the Company, BCC and several other investors.

                  2. Subordinated Note Purchase Agreement and Credit Facility, dated as of March 6, 1997, among the Company, BCC, BVP and several other investors.

                  3.       Waterlink, Inc. Amended and Restated 1995 Stock
Option Plan.

                  4. Agreement Relating to the Filing of Joint Acquisition Statements.

                  After reasonable inquiry and to the best of the undersigneds' knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

                                      July 7, 1997

                                      BRANTLEY CAPITAL CORPORATION

                                      By: /s/ Robert P.Pinkas
                                      Name: Robert P. Pinkas
                                      Title: Chairman of the Board,
                                             Chief Executive Officer and
                                             Treasurer

                                      BRANTLEY VENTURE PARTNERS III,
                                                L.P.

                                      By: Brantley Venture Management
                                           III, L.P.

                                      By: Pinkas Family Partners, L.P.

                                      By: /s/Robert P. Pinkas
                                      Name:  Robert P. Pinkas
                                      Title: General Partner

                               Page 10 of 11 Pages

                                      /s/Robert P. Pinkas
                                      Name: Robert P. Pinkas

                                      /s/Michael J. Finn
                                      Name: Michael J. Finn

                                      /s/Paul H. Cascio
                                      Name: Paul H. Cascio

                               Page 11 of 11 Pages